SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                  FORM 11-K
                                ANNUAL REPORT


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 1997
                              -------- --- ----


                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the transition period from        to
                                  --------  --------
Commission file number 33-31502
                       --------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        LA-Z-BOY CHAIR COMPANY MATCHED
                            RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            LA-Z-BOY INCORPORATED
                          1284 North Telegraph Road
                            Monroe, Michigan 48162
                           Telephone (313) 242-1444


                         This report contains 17 pages.












                                  SIGNATURE
                                  ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        LA-Z-BOY CHAIR COMPANY MATCHED
                                        RETIREMENT SAVINGS PLAN

                                        By La-Z-Boy Incorporated,
                                        Plan Administrator

Date: June 26, 1998                     By_____________
      -------------
                                              Gene M. Hardy
                                         Secretary and Treasurer



















La-Z-Boy Chair Company
Matched Retirement Savings Plan
Financial Statements and
Additional Information
December 31, 1997 and 1996


La-Z-Boy Chair Company
Matched Retirement Savings Plan

Index to Financial Statements and Additional Information


                                                           Page
Financial Statements:

Report of Independent Accountants                               5

     Statement of Net Assets Available for Benefits
     at December 31, 1997, with Fund Information                6

     Statement of Net Assets Available for Benefits
     at December 31, 1996, with Fund Information                7

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1997,
     with Fund Information                                      8

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1996,
     with Fund Information                                      9

Notes to Financial Statements                                   10-15

Additional Information:*

     Line 27a - Schedule of Assets Held for Investment
     Purposes at December 31, 1997                              Schedule I

     Line 27b - Schedule of Loans or Fixed Income Obligations
     at December 31, 1997                                       Schedule II

     Line 27d - Schedule of Reportable Transactions for
     the Year Ended December 31, 1997                           Schedule III

* Other schedules required by Section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Report of Independent Accountants

June 19, 1998


To the Participants and Administrator
of the La-Z-Boy Chair Company
Matched Retirement Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the La-Z-Boy Chair Company Matched Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





La-Z-Boy Chair Company
Matched Retirement Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

                                                               December 31, 1997
                               -------------------------------------------------


                                                                                             Fixed       Company
                                   Bond     Balanced     Equity      Growth       Loan       Income       Stock
                                   Fund       Fund        Fund        Fund        Fund        Fund        Fund           Total
Assets
  Cash and cash equivalents
    Cash                                    $       201 $       710 $       509 $    14,893 $       469             -  $   16,782
    Money market accounts                             -           -           -           -           -   $    65,702      65,702
                                                    ---         ---         ---      ------         ---        ------      ------
      Total cash and cash
      equivalents                                   201         710         509      14,893         469        65,702      82,484
                                                    ---         ---         ---      ------         ---        ------      ------

  Investments, At Fair Value
    Prism Reserve Fund           $8,345,648           -           -           -           -           -             -    8,345,648
    Victory Balanced Fund                 -   7,712,455           -           -           -           -             -    7,712,455
    Victory Stock Index Fund              -           -   9,486,641           -           -           -             -    9,486,641
    Victory Special Growth
     Fund                                 -           -           -   5,216,558           -           -             -    5,216,558
    Victory Financial Reserve             -           -           -           -           -     379,839             -      379,839
    La-Z-Boy Incorporated
    Common Stock                          -           -           -           -           -           -    25,317,308   25,317,308
                                 ----------  ----------  ----------  ----------  ----------  ----------   -----------   -----------
      Total investments           8,345,648   7,712,455   9,486,641   5,216,558          --     379,839    25,317,308   56,458,449
                                  ---------   ---------   ---------   ---------   ---------     -------   -----------   -----------

Receivables
  Interest/dividends
   receivable                             -           -           -           -           -           -           558           558
  Participant loans
   receivable                             -           -           -           -   4,656,998           -             -     4,656,998
  Other receivables                   1,178       2,094       1,918       1,683           -         139             -         7,012
                                      -----       -----       -----       -----   ---------         ---           ---     ---------
    Total receivables                 1,178       2,094       1,918       1,683   4,656,998         139           558     4,664,568

Net assets available for
 benefits                        $8,346,826  $7,714,750  $9,489,269  $5,218,750  $4,671,891  $  380,447   $25,383,568   $61,205,501
                                 ==========  ==========  ==========  ==========  ==========  ==========   ===========   ===========

The accompanying notes are an integral part of these financial statements.


                                                               December 31, 1996
                           -----------------------------------------------------
                                                                                             Fixed       Company
                              Bond        Balanced      Equity       Growth         Loan        Income       Stock
                              Fund          Fund         Fund         Fund          Fund        Fund         Fund          Total
Assets
  Money market accounts    $     4,287  $     1,417            -   $    1,869            -  $   178,111             -   $   185,684
                           -----------  -----------                ----------               -----------                 -----------

  Investments, at fair value
     Victory Financial
     Reserves Fund           7,409,203            -            -            -            -            -             -     7,409,203
     Victory Balanced Fund           -    5,875,582            -            -            -            -             -     5,875,582
     Victory Stock Index Fund        -            -  $ 6,292,798            -            -            -             -     6,292,798
     Victory Growth Fund             -            -            -    4,340,313            -            -             -     4,340,313
     La-Z-Boy Incorporated
      Common Stock                   -            -            -            -            -            -  $ 16,730,570    16,730,570
                             ---------    ---------    ---------    ---------    ---------    ---------    ----------    ----------
       Total investments     7,409,203    5,875,582    6,292,798    4,340,313            -            -    16,730,570    40,648,466
                             ---------    ---------    ---------    ---------                              ----------    ----------

Receivables
    Contributions receivable         -            -            -            -            -            -            13            13
    Interest/dividends
     receivable                     35           27           30           20   $    9,902            -           210        10,224
    Participant loans
     receivable                      -            -            -            -    3,061,832            -             -     3,061,832
    Other receivables           10,960        6,219        6,976        5,155            -          546        44,046        73,902
                                ------        -----        -----        -----    ---------          ---        ------        ------
      Total receivables         10,995        6,246        7,006        5,175    3,071,734          546        44,269     3,145,971
                                ------        -----        -----        -----    ---------          ---        ------     ---------

      Total assets           7,424,485    5,883,245    6,299,804    4,347,357    3,071,734      178,657    16,774,839    43,980,121
                             ---------    ---------    ---------    ---------    ---------      -------    ----------    ----------

Liabilities
  Investment purchases
   payable                       4,287        1,417            -        1,869            -            -             -         7,573
  Other liabilities                  -            -            -            -       54,395            -             -        54,395
                                 -----        -----    ---------        -----       ------      -------    ----------        ------
    Total liabilities            4,287        1,417            -        1,869       54,395            -             -        61,968
                                 -----        -----    ---------        -----       ------      -------    ----------        ------

Net assets available
 for benefits              $ 7,420,198  $ 5,881,828  $ 6,299,804  $ 4,345,488  $ 3,017,339    $ 178,657  $ 16,774,839  $ 43,918,153
                           ===========  ===========  ===========  ===========  ===========    =========  ============  ============

The accompanying notes are an integral part of these financial statements.


La-Z-Boy Chair Company
Matched Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                                               December 31, 1997
                           -----------------------------------------------------
                                                                                             Fixed       Company
                           Bond        Balanced      Equity       Growth         Loan        Income       Stock
                           Fund          Fund         Fund         Fund          Fund        Fund         Fund        Total
Additions
Net appreciation in fair
 value of investments   $   454,077  $   632,119  $ 1,529,131            -            -  $    13,433  $ 7,833,184  $10,461,944
Interest and dividends          380      592,792      657,274  $   596,945  $   309,595            4      484,603    2,641,593
                            -------      -------      -------     --------      -------       ------    ---------   ----------
                            454,457    1,224,911    2,186,405      596,945      309,595       13,437    8,317,787   13,103,537
                            -------    ---------    ---------      -------      -------       ------    ---------   ----------

Contributions
  Employer                1,324,881    1,024,047    1,233,020      895,460            -      151,248    3,438,295    8,066,951
  Rollovers                  54,666       24,591       45,237       41,077            -       42,425       13,702      222,058
  Loan setups                     -            -            -            -    1,965,850            -            -    1,965,850
                          ---------    ---------    ---------      -------    ---------      -------    ---------    ---------
  Total contributions     1,379,547    1,048,998    1,278,257      936,537    1,965,850      193,673    3,451,997   10,254,859
                          ---------    ---------    ---------      -------    ---------      -------    ---------   ----------

    Total additions       1,834,004    2,273,909    3,464,662    1,533,482    2,275,445      207,110   11,769,784   23,358,396
                          ---------    ---------    ---------    ---------    ---------      -------   ----------   ----------

Deductions
Net depreciation in
 fair value of investments        -            -            -      256,619            -            -            -      256,619
Benefit payments            660,719      529,457      484,884      299,624            -       35,218    1,588,644    3,598,546
Loan disbursements                -            -            -            -    2,166,275            -            -    2,166,275
Administrative fees               -            -            -            -            -            -       49,608       49,608
                            -------      -------      -------      -------    ---------       ------    ---------    ---------
    Total deductions        660,719      529,457      484,884      556,243    2,166,275       35,218    1,638,252    6,071,048
                            -------      -------      -------      -------    ---------       ------    ---------    ---------

Net increase prior to
 interfund transfers      1,173,285    1,744,452    2,979,778      977,239      109,170      171,892   10,131,532   17,287,348
Interfund transfers        (246,657)      88,470      209,687     (103,977)   1,545,382       29,898   (1,522,803)           -
                           --------       ------      -------     --------    ---------       ------   ----------   ----------

Increase in net assets
 available for benefits     926,628    1,832,922    3,189,465      873,262    1,654,552      201,790    8,608,729   17,287,348

Net assets available
 for benefits
Beginning of year         7,420,198    5,881,828    6,299,804    4,345,488    3,017,339      178,657   16,774,839   43,918,153
                          ---------    ---------    ---------    ---------    ---------      -------   ----------   ----------

End of year             $ 8,346,826  $ 7,714,750  $ 9,489,269  $ 5,218,750  $ 4,671,891  $   380,447  $25,383,568  $61,205,501
                        ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========



The accompanying notes are an integral part of these financial statements.



                                                               December 31, 1996
                           -----------------------------------------------------
                                                                                            Fixed       Company
                            Bond        Balanced      Equity       Growth         Loan       Income       Stock
                            Fund          Fund         Fund         Fund          Fund       Fund         Fund        Total
Additions
Net appreciation in fair
 value of investments    $   260,214  $   562,468  $   959,795  $   618,700            -  $    7,121            -  $ 2,408,298
Interest and dividends           299      152,428      107,776          159  $   219,500           7  $   403,543      883,712
                             -------      -------      -------      -------      -------       -----      -------      -------
                             260,513      714,896    1,067,571      618,859      219,500       7,128      403,543    3,292,010
                             -------      -------    ---------      -------      -------       -----      -------    ---------

Contributions
  Employer                 1,329,158      941,937    1,001,894      797,175            -     100,169    3,514,391    7,684,724
  Rollovers                   22,503       18,470       33,419       13,079            -       3,850       15,541      106,862
  Loan setups                      -            -            -            -    2,251,056           -            -    2,251,056
                           ---------      -------    ---------      -------    ---------     -------    ---------    ---------
  Total contributions      1,351,661      960,407    1,035,313      810,254    2,251,056     104,019    3,529,932   10,042,642
                           ---------      -------    ---------      -------    ---------     -------    ---------   ----------

    Total additions        1,612,174    1,675,303    2,102,884    1,429,113    2,470,556     111,147    3,933,475   13,334,652
                           ---------    ---------    ---------    ---------    ---------     -------    ---------   ----------

Deductions
Net depreciation in fair
 value of investments              -            -            -            -            -           -      717,191      717,191
Net loss from sales of
 investments                       -            -            -            -            -           -        2,133        2,133
Benefit payments             617,101      353,362      302,151      231,473            -       7,630    1,111,114    2,622,831
Loan disbursements                 -            -            -            -    2,418,685           -            -    2,418,685
Administrative fees                -            -            -            -            -           -       36,498       36,498
                            --------      -------      -------      -------    ---------       -----       ------       ------

    Total deductions         617,101      353,362      302,151      231,473    2,418,685       7,630    1,866,936    5,797,338
                             -------      -------      -------      -------    ---------       -----    ---------    ---------

Net increase prior to
 interfund transfers         995,073    1,321,941    1,800,733    1,197,640       51,871     103,517    2,066,539    7,537,314
Interfund transfers         (177,481)     (96,501)     139,392       73,765      889,480    (127,527)    (701,128)           -
                            --------      -------      -------       ------      -------    --------     --------    ---------

  Increase (decrease) in
   net assets available
   for benefits              817,592    1,225,440    1,940,125    1,271,405      941,351     (24,010)   1,365,411    7,537,314

Net assets available
 for benefits
   Beginning of year       6,602,606    4,656,388    4,359,679    3,074,083    2,075,988     202,667   15,409,428   36,380,839
                           ---------    ---------    ---------    ---------    ---------     -------   ----------   ----------

   End of year           $ 7,420,198  $ 5,881,828  $ 6,299,804  $ 4,345,488  $ 3,017,339  $  178,657  $16,774,839  $43,918,153
                         ===========  ===========  ===========  ===========  ===========  ==========  ===========  ===========

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Chair Company
Matched Retirement Savings Plan

Notes to Financial Statements
1. Description of the Plan

The following description of the La-Z-Boy Chair Company Matched Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible employees. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Company has appointed Key Trust Company of Ohio, N.A. (Trustee), as the Plan's trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation
Employees who have completed 1,000 hours of service in a six month period and have attained age twenty-one are eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees at England/Corsair and La-Z-Boy Logistics, Inc.

Vesting
Participants are always fully vested in their own deferral accounts and become fully vested in the Company's matching contribution accounts after five years of service.

Contributions
Contributions to the Plan consist of the following:

a. compensation deferral contributions authorized by the participant equal to the lesser of fifteen percent of eligible compensation for participants who are not participants in the Company's Profit Sharing Plan or seven percent for those participants who are also in the Profit Sharing Plan.

b. an employer matching contribution equal to fifty percent of the participant's compensation deferral contribution, to a maximum of two percent of the participant's eligible compensation during the plan year. Beginning on January 1, 1996, Plan participants who do not participate in the La-Z-Boy Chair Company "Profit Sharing Plan", another Company sponsored benefit plan, are entitled to an additional contribution equal to a percentage of the amount for which the participants employer matching contribution exceeds between 2% and 3% of the participants' compensation during the Plan year.


1. Description of the Plan (continued)

Contributions (continued)

c. any forfeiture restoration amount; and

d. participants have the ability, under certain circumstances, to contribute amounts received as distributions from pension benefit plans or "rollovers" from selected individual retirement arrangements.

However, total contributions shall not exceed the lesser of:

a. fifteen percent of the aggregate compensation of the participants in the plan year; or

b. the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Service Code (IRS Code).

Included in employer contributions for 1997 and 1996 are participant compensation deferrals of $6,440,189 and $6,139,984, respectively. The Company's matching contribution for 1997 and 1996 included $1,626,762 and $1,544,740 in noncash contributions, respectively. The noncash contributions consisted entirely of shares of La-Z-Boy Incorporated common stock.

The forfeited, nonvested portion of a terminated participant's account may be used to reduce the Company's matching contribution. During 1997 and 1996, $123,479 and $52,474, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer contributions.

Plan Benefits
Participants having five years of service under the Plan are entitled to the full value of their accounts beginning at normal retirement age (sixty-five). Participants with at least ten years of participation are eligible for early retirement at age fifty-five. The value of a retiree's accounts will normally be paid within sixty days after the end of the month in which he or she retires.

If a participant's total vested account balance is below $3,500, the benefit payment will be made in the form of a lump sum cash payment. If the total vested account balance exceeds $3,500, the participant may elect to receive the portion of their account which is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. The remainder of the account balance is paid in the form of a lump sum cash payment.


1. Description of the Plan (continued)

Death Benefits
Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible after the end of the plan year following the death, the value of the participant's account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits
Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need
Upon application by the participant, the Board may direct distribution of such participant's funds to alleviate extreme hardship. In no event shall the amount exceed eighty percent of the participant's contribution. The distribution shall be subject to personal income and excise taxes.

A participant may also apply to borrow an amount not less than $1,000 or more than $50,000 or fifty percent of the participant's vested account balance from the Plan. Interest rates on any loans granted are determined by the Board.

Plan Termination Priorities
In the event that the Plan is terminated, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien which may then or thereafter exist and be due the Trustee. Termination of the Plan shall not operate to accelerate payments or distributions hereunder. After all of the assets of the Plan have been distributed, the Plan shall terminate.


2. Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Expenses of the Plan
Investment advisory and management fees are paid by the Plan. All other Plan expenses and professional fees are paid by the Company.



2. Summary of Significant Accounting Policies (continued)

Investments
Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Fund investments are valued based on the market value of the underlying investments as of the last business day of the year. Participant loans receivable are valued at cost which approximates fair value.

Realized gains and losses on investment transactions are recorded as the difference between proceeds received and carrying value. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change in carrying value of the investment portfolio from the beginning of the year or date of purchase to the end of the year.

Reclassification
Certain amounts in the prior year have been reclassified to conform with the current year's presentation.

Allocation of Assets
A participant's salary deferral contributions are allocated to the individual's account each pay period. The Company's matching contributions are allocated to each participant's account monthly. Changes in the fair market value of assets, investment income and gains and losses on the disposition of assets are allocated to participants' accounts on a daily basis in proportion to their account balance.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


3. Investment Options

The Plan provides participants with six investment options as follows:

Bond Fund - funds are invested in shares of a registered investment company that invests in U.S. Treasury bonds and securities of various U.S. government agencies.

Balanced Fund - funds are invested in shares of a registered investment company that invests in corporate stocks and bonds, real estate and mutual funds.


3. Investment Options (continued)

Equity Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are expected to reflect the Standard and Poor's 500 Composite Index overall performance. This fund also invests in futures contracts, which are derivative financial instruments.

Growth Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks that are believed by the fund manager to have future returns greater than the overall market.

Fixed Income Fund - funds are invested in shares of a registered investment company that invests in money market accounts, short-term certificates of deposit, U.S. government bonds and corporate notes.

Company Stock Fund - funds are invested in the Company's common stock.

Allocations to the funds are made in five percent increments. Participants may change the allocation of contributions among the investment options and transfer amounts between investment options every ninety days. The Company's matching contribution is invested in La-Z-Boy Incorporated common stock.

During 1997, the Victory Financial Reseves Fund charged its name to the Prism Reserve Fund.


4. Investments

Investments in the Company Stock Fund consist of 587,068 and 567,733 shares of La-Z-Boy Incorporated common stock at December 31, 1997 and 1996, respectively. Shares for this fund are purchased on the open market or from the Company's treasury shares at fair market value. At December 31, 1997 and 1996, investments in the Victory Reserve Fund, Victory Financial Reserves Fund, Victory Balanced Fund, Victory Stock Index Fund and Victory Special Growth Fund were made in common/collective funds offered by the Trustee.


5. Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated July 6, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRS Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with applicable requirements of the IRS Code.


6. Plan Amendments

During 1997, the Plan was amended to provide the following:

   *Employees of La-Z-Boy Properties, Inc., a division of the Company, became eligible to participate in the Plan during the year.

   *Certain employees of La-Z-Boy Logistics, Inc., a division of the Company, became eligible to participate in the Plan beginning January 1, 1998.

   *Plan participants who are not eligible for participation in the Profit
    Sharing Plan were retroactively provided additional employer contributions.






La-Z-Boy Chair Company                                               Schedule I
Matched Retirement Savings Plan

Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997

---------------------------------------------------------------------------------------
  Identity of                                                                 Current
  Issuer                    Description of Investment            Cost          Value

La-Z-Boy Incorporated   La-Z-Boy Incorporated common stock   $ 16,332,035  $ 25,317,308


Key Trust Company of
 Ohio, N.A.*            EB Money Market                            65,702        65,702
Key Trust Company of
 Ohio, N.A.*            Victory Reserve Fund                    7,272,619     8,345,648
Key Trust Company of
 Ohio, N.A.*            Victory Balanced Fund                   6,391,063     7,712,455
Key Trust Company of
 Ohio, N.A.*            Victory Stock Index Fund                6,656,079     9,486,641
Key Trust Company of
 Ohio, N.A.*            Victory Special Growth Fund             4,807,858     5,216,558
Key Trust Company of
 Ohio, N.A.*            Victory Financial Reserve Fund            363,444       379,839
Participants            Participant Loans                               -     4,656,998
                                                                ---------     ---------

                                                             $ 41,888,800  $ 61,181,149
                                                             ============  ============

* Key Trust Company of Ohio, N.A., La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

This schedule was prepared from data certified by the trustee of the Plan.


La-Z-Boy Chair Company                                            Schedule II
Matched Retirement Savings Plan

Line 27b - Schedule of Loans or Fixed Income Obligations
December 31, 1997
----------------------------------------------------------------------------------------------------------------------
                                            Amount received
Identity and                  Original     during reporting           Unpaid                             Amount
   address                     amount           year                balance at       Description         overdue
 of obligor                   of loan      including interest       end of year        of loan      including interest

Paul Carpening                $  2,600           $   987            $   1,681          11/27/98           $   438
Box 358, Route 11
Lenoir, North Carolina 28645

Lee Rowly                        2,000               348                  883          8/6/98                 160
1956 Huizen SW
Grand Rapids, Michigan 49509

Steven Gordon                    3,000               639                2,433          11/26/99               485
285 Blackburn Street
Dayton, Tennessee 37321

Lafon Wright                     2,600               449                2,026          7/21/00                299
P.O.Box 4736
Florence, South Carolina 29501

Phillip Wise                     3,300               206                3,088          10/25/01               603
13788 Jay Drive
Neosho, Missouri 64856

Jonathon Buist                   2,100               111                2,008          8/6/98                 311
P.O. Box 22
Mendon, Utah 84325

This schedule was prepared from data certified by Key Trust Company of Ohio, N.A., the trustee of the Plan.



La-Z-Boy Chair Company                                          Schedule III
Matched Retirement Savings Plan

Line 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Current Value
Identity                                                                                           of Asset on
of party                                               Purchase       Selling        Cost of       Transaction         Net Gain
Involved          Description of Asset                  Price          Price          Asset           Date             or (Loss)

Key Trust      Victory Stock Index Fund              $ 2,369,703             -     $ 2,369,703      $ 2,369,703                  -
Key Trust      Victory Stock Index Fund                        -     $ 705,068         476,855          705,068           $228,213

Key Trust      Employee Benefits Money Market Fund     2,023,387             -       2,023,387        2,023,387                  -
Key Trust      Employee Benefits Money Market Fund             -     2,941,137       2,941,137        2,941,137                  -

Key Trust      Victory Special Growth Fund             1,708,481             -       1,708,481        1,708,481                  -
Key Trust      Victory Special Growth Fund                     -       575,617         494,718          575,617             80,899

Key Trust      Prism Reserve Fund                      1,590,453             -       1,590,453        1,590,453                  -
Key Trust      Prism Reserve Fund                              -     1,108,085         981,562        1,108,085            126,523

Key Trust      Victory Balanced Fund                   2,003,156             -       2,003,156        2,003,156                  -
Key Trust      Victory Balanced Fund                           -       798,401         647,710          798,401            150,691

Key Trust      LZB Common Stock Fund                           -       965,136         763,701          965,136            201,435






* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 1996, as defined by section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by Key Trust Company of Ohio, N.A., the trustee of the Plan.


                      CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-31502) of La-Z-Boy Incorporated of our report dated June 19, 1998 appearing on page 5 of this Form 11-K.


/s/Price Waterhouse LLP
Price Waterhouse LLP

Toledo, Ohio
June 26, 1998